Exhibit 4.27

FOURTH AMENDMENT

TO THE ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN

WHEREAS, Dynegy Inc., Illinova Corporation, Illinova Generating Company and Ameren Corporation entered into that certain Stock Purchase Agreement dated as of February 2, 2004 (the “Agreement”) under which Ameren Corporation will acquire all of the outstanding common and preferred stock of Illinois Power Company owned by Illinova Corporation; and

WHEREAS, effective immediately prior to the “Closing Date” of the Agreement, as such term is defined under Section 2A of the Agreement (the “Closing Date”), Illinois Power Company will cease to be an “Employer” under the Illinois Power Company Incentive Savings Plan, as amended and restated effective January 1, 2002, and as subsequently amended (the “Plan”);

NOW, THEREFORE, in consideration of the premises, the Plan shall be, and hereby is amended in the following respects effective immediately prior to the Closing Date:

I.

Effective immediately prior to the Closing Date, Illinois Power Company shall, pursuant to Section 17.1(e) of the Plan, cease to be a participating “Employer” under the Plan and any individual who is an employee of Illinois Power Company and who is not a participant in the Plan as of the day preceding the Closing Date will not be eligible to become a participant in the Plan, Plan Section 1.1(23) is hereby amended by deleting the reference to “Illinois Power Company” from such Section. Compensation from, and service with, Illinois Power Company will not be considered for purposes of the Plan from and after the Closing Date. Employees of Illinois Power Company shall be deemed to have terminated employment immediately prior to the Closing Date for all purposes under the Plan.

II.

In order to reflect that the name of the plan formerly known as the “Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement” will change to the “Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement,” effective immediately prior to the Closing Date, Section 1.1(9) is hereby amended in its entirety to provide as follows:

“(9) Collectively Bargained Plan: The Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, as amended from time to time.”

III.

The Plan shall be known as the “Dynegy Midwest Generation, Inc. 401(k) Savings Plan.” Plan Section 1.1(40) is hereby amended in its entirety to provide as follows:

“(40) Plan: The Dynegy Midwest Generation, Inc. 401(k) Savings Plan, as amended from time to time.”

IV.

Plan Section 6.11(b) is hereby amended by changing the reference to the “Illinois Power Company Incentive Savings Plan” to the “Dynegy Midwest Generation, Inc. 401(k) Savings Plan” in such Section.

V.

The following is hereby added to the end of Section 11.5(b) of the Plan:

“Notwithstanding any other provision of the Plan to the contrary, if the distribution of the balance of the Participant’s Accounts is made in connection with the sale of the stock or the assets of an Employer, the Participant’s entire loan may be distributed solely as a Direct Rollover, in accordance with Section 9.3, to a trust for a plan qualified under Section 401(a) of the Code, maintained by the purchaser, provided such trust will accept the Participant’s loan as an investment. The Committee shall determine, in its discretion, whether or not a Direct Rollover is in connection with a sale of the stock or assets of an Employer.”

VI.

Except as modified herein, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has caused this Amendment to the Plan to be executed this 29th day of September 2004, to be effective as provided above.

DYNEGY INC.

By:	/s/ J. Kevin Blodgett
J. Kevin Blodgett
Title:	Sr. vice President, Human Resources

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